Exhibit (a)(5)(Z)

BCP Crystal Acquisition GmbH & Co. KG

Maybachstr. 6, 70469 Stuttgart

Publication pursuant to § 23(1) of the German Securities Acquisition and Takeover Act (WpÜG)

On February 2, 2004, BCP Crystal Acquisition GmbH & Co. KG published the offer document pertaining to the voluntary public takeover offer for all outstanding registered ordinary shares with no par value of Celanese AG, Kronberg im Taunus. On March 13, 2004, BCP Crystal Acquisition GmbH & Co. KG published an amendment to this takeover offer. The offer price is EUR 32.50 in cash, without interest, per registered ordinary share of Celanese AG. Due to the aforementioned amendment of the takeover offer, the acceptance period has been extended and now ends on March 29, 2004, at 24:00h Central European Time / 6:00 p.m. New York City time.

1.	Shares of Celanese AG held by and voting rights attributed to BCP Crystal Acquisition GmbH & Co. KG:

Neither BCP Crystal Acquisition GmbH & Co. KG, nor persons acting in concert with BCP Crystal Acquisition GmbH & Co. KG, as such term is defined in § 2(5) of the WpÜG, nor their subsidiaries, currently hold any registered ordinary shares of Celanese AG. Nor are, pursuant § 30 of the WpÜG, any voting rights for such shares attributed to BCP Crystal Acquisition GmbH & Co. KG, persons acting in concert with BCP Crystal Acquisition GmbH & Co. KG, as such term is defined in § 2(5) of the WpÜG, or their subsidiaries.

2.	Number of shares tendered into the offer pursuant to the acceptances received by BCP Crystal Acquisition GmbH & Co. KG, including the shareholding and voting rights percentage:

As of March 25, 2004, 16:30h Central European Time / 10:30 a.m. New York City time, the following number of registered ordinary shares of Celanese AG was tendered into the offer, yielding the shareholding and voting rights percentage as indicated:

	Portion of registered	Portion of voting rights	Portion of voting rights
Number of shares	share capital(1)	(all shares)(2)	(excluding treasury shares)(3)

30,229,729	55.17%	55.17%	61.29%

(1)	Based on the entire registered share capital of Celanese AG which is divided into 54,790,369 registered ordinary shares.

(2)	Based on all 54,790,369 outstanding registered ordinary shares of Celanese AG.

(3)	Based on all outstanding ordinary registered shares of Celanese AG excluding the 5,468,901 shares that are, according to our information, held by Celanese AG, enterprises controlled or majority-owned by Celanese AG and third parties acting for the account of Celanese AG (collectively, the “Treasury Shares”) and thus do not comprise any voting rights, i.e. based on 49,321,468 registered ordinary shares of Celanese AG. For the minimum acceptance condition of 75% as set forth in the offer document, only this portion of voting rights excluding Treasury Shares is of relevance.

Pursuant to the WpÜG and applicable U.S. securities laws, the acceptance period for the offer can be extended again under certain circumstances as described in the offer document. However, such an extension cannot result from a further amendment to the offer (Section V.3(b)(i) of the offer document), because such amendment is not permitted by law any longer. If the acceptance period is extended once again, publication of such extension will be made by BCP Crystal Acquisition GmbH & Co. KG in Germany by publishing a notice in the Börsen-Zeitung no later than one German business day prior to the date on which the acceptance period was scheduled to expire, and by a public announcement thereof in the U.S. BCP Crystal Acquisition GmbH & Co. KG will also publish this announcement on the internet at its website, http://www.tbg-cag.de.

Stuttgart, March 25, 2004

BCP Crystal Acquisition GmbH & Co. KG

The Management